FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 13 December 2021

Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

13 December 2021

NatWest Group plc

2021 Bank of England stress test results

NatWest Group (“the Group”) notes the announcement made today by the Bank of England (“BoE”) regarding the results of its 2021 stress test. The test was designed to explore a severe downside to the COVID-19 situation, differing from the traditional “Annual Cyclical” scenario framework. The test explores whether the Bank has sufficient capital to withstand a severe but plausible outcome based on the current economic environment based on the Group’s balance sheet as at 31 December 2020, and compared the theoretical Common Equity Tier 1 (“CET1”) ratio and Tier 1 leverage ratio positions of the Group.

IFRS 9 Transitional basis

The Group's low point CET1 ratio would have been 10.4% on a transitional minimum stressed ratio basis pre the impact of strategic management actions. This is above the Group’s 7.0% reference rate (please refer to definitions in notes below the table).

The Group’s Tier 1 leverage ratio would have been 4.4% pre the impact of strategic management actions. This is above the reference rate of 3.6%.

IFRS 9 Non-transitional basis (fully loaded)

The Group's low point CET1 ratio would have been 10.3% on a fully loaded minimum stressed ratio basis pre the impact of strategic management actions. This is above the Group’s 7.0% reference rate (please refer to definitions in notes below the table).

The Group’s Tier 1 leverage ratio would have been 4.4% pre the impact of strategic management actions. This is above the reference rate of 3.6%.

Commenting on the results, Katie Murray, Chief Financial Officer, said:

“I am pleased that through this stress testing exercise we have once again affirmed NatWest Group’s robust and resilient balance sheet and strong capital position, meaning that we are well placed to support our customers, invest for growth and drive sustainable returns for shareholders.”

Table: Projected consolidated solvency ratios in the stress scenario

	Actual (end -2020) (i)	Minimum stressed ratio (before strategic management actions) (i)		Minimum stressed ratio (after the impact of strategic management actions) (i)		Reference rate	Actual (Q3 2021) (i)
IFRS 9 Transitional
Common equity Tier 1 ratio (a) (b)	18.5%	10.4	%(g)	10.4%		7.0%	18.7%
Tier 1 capital ratio (c)	21.9%	13.0	%(g)	13.0	%(g)		21.5%
Total capital ratio (d)	25.7%	15.8	%(g)	15.8	%(g)		25.2%
Memo: risk-weighted assets (£ bn)	170	208	(g)	208	(g)		160
Memo: CET1 (£ bn)	31	22	(g)	22	(g)		30
Tier 1 leverage ratio (a) (e)	6.4%	4.4	%(h)	4.4%		3.6%	5.9%
Memo: leverage exposure (£ bn)	573	583	(h)	583	(h)		570
IFRS 9 non-transitional
Common equity Tier 1 ratio (f)	17.5%	10.3%		10.3%		7.0%	18.1%
Tier 1 leverage ratio (f)	6.1%	4.4%		4.4%		3.6%	5.7%

Sources: Participating firms’ published accounts and STDF data submissions, Bank analysis and calculations.

(a) The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after strategic management actions. There is no conversion of banks’ AT1 instruments in the stress.

(b) The CET1 capital ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets, where these are in line with CRR and the UK implementation of CRD V via the PRA Rulebook.

(c) Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital in line with the UK implementation of CRD V.

(d) Total capital ratio is defined as total capital expressed as a percentage of RWAs where total capital is defined as the sum of Tier 1 capital and Tier 2 capital in line with the UK implementation of CRD V.

(e) The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure excluding central bank reserves, as defined in Rule 1.2 of the Leverage Ratio part of the PRA Rulebook.

(f) The low point year for the non-transitional IFRS 9 may differ to the low point year on a transitional IFRS 9 basis.

(g) Corresponds to the same year as the minimum CET1 ratio over the stress scenario after strategic management actions.

(h) Corresponds to the same year as the minimum leverage ratio over the stress scenario after strategic management actions.

(i) Treatment of software assets non-deduction: End-2020 capital numbers include the benefit from software assets non-deduction, and minimum stress numbers that occur in 2021 also include the benefit from software assets non-deduction. Minimum stress numbers that occur after 2021 exclude the benefit from software assets non-deduction. This is in line with the PRA’s Policy Statement PS17/21.

For further information, please contact:

Investor Relations

+44 (0) 20 7672 1758

Media Relations

+44 (0) 131 523 4205

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘would have been’, ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group’s future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group’s exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA), NatWest Group plc’s Interim Results for H1 2021, NatWest Group plc’s Interim Results for Q3 2021 and NatWest Group plc’s filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	13 December 2021	By:	/s/Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary